Mail Stop 3561

March 4, 2009

Roger S. Penske
Chief Executive Officer
Penske Automotive Group, Inc.
2555 Telegraph Rd.
Bloomfield Hills, Michigan 48302

      Re: **Penske Automotive Group, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 26, 2008
              File No. 001-12297

Dear Mr. Penske:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director